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www.vaxart.com

UNLOCKING THE FULL POTENTIAL OF ORAL VACCINES

January 8, 2021

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kevin L. Vaughn
Jenn Do

Re: Vaxart, Inc.

Form 10-K for the fiscal year ended December 31, 2019

Form 10-Q for the quarterly period ended June 30, 2020

File No. 001-35285

Dear Mr. Vaughn:

This letter is in response to your comment letter dated December 28, 2020, concerning the above-referenced filing by Vaxart, Inc. (“Vaxart” or the “Company”). For your convenience, we have set forth each of the staff’s comments in italicized, bold type, and each comment is followed by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2019

Management’s Discussion and Analysis, page 77

Results of Operations, page 80

1.

We note your discussion of the changes in royalty revenue for the periods presented on page 81. You explain that royalty revenue in the year ended December 31, 2018 “excludes comparable revenue of $3.5 million earned in the pre-Merger period.” We note however from page 105 that the large increase in royalty revenue during 2019 can be attributed to Inavir, as such revenues were $3,668,000 in 2019 and $552,000 in the post-Merger period in 2018, given royalty revenues from Relenza in each of those periods were fairly consistent, i.e., was $778,000 and $788,000, respectively. Please explain and provide us with your proposed MD&A disclosures to more clearly disclose the underlying trends experienced. We further note from the revenue footnotes included in the Forms 10-Q for the last several quarters that apparently no royalty revenue was earned from Inavir in the second and third quarters for each of the last three years. Please provide proposed disclosure to identify the underlying trends, in the context of the disclosure on page 78 that such revenue amounts are “based on fixed percentages of net sales of these drugs”.

We disclosed the comparable pre-Merger revenue to more accurately portray our financial condition; in particular, we believe that failure to do so would have been misleading if it were to lead the investors to conclude that Inavir revenue had trended upwards in 2019 when, in reality, it had trended slightly lower.

We explained in the “Non-Cash Royalty Revenue Related to the Sale of Future Royalties” section of the Financial Operations Overview in our MD&A (page 78 in the 10-K) that, “We pay HCRP the first $3 million plus 15% of the next $1 million of royalties earned in annual periods ending on March 31.” We also disclose in our “Liabilities Related to the Sale of Future Royalties” footnote (page 105 in the 10-K) that “HCRP is entitled to the first $3.0 million plus 15% of the next $1.0 million in royalties earned in each year commencing on April 1, with any excess revenue being retained by the Company.” This explains why we have not recognized any Inavir royalty revenue in our second and third quarters – all of it (along with a substantial percentage, if not all, of our fourth quarter revenue) is passed through to HCRP (net of 5% Japanese withholding tax) and recorded as “non-cash royalty revenue related to the sale of future royalties”.

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

January 8, 2021

We have no presence in Japan and are unable to predict royalty revenue which, as can be seen from the table below, is subject to significant fluctuations. We are not aware of any underlying trends. Until we receive the royalty statement from Daiichi Sankyo, Ltd. —usually about three weeks after the end of the quarter—we have no way to anticipate what the royalty revenue will be. However, as disclosed in our filings, the royalty revenues are seasonal, with very low revenues reported for the second and third quarters of each year.

Inavir royalty revenue by calendar quarter, before deducting the 5% Japanese withholding tax, is tabulated as follows (in thousands):

	Q1	Q2	Q3	Q4
2018 (post-Merger)
Royalty Revenue	552	—	—	—
Non-cash royalty revenue related to the sale of future royalties	—	18	—	1,457
Total Inavir royalty revenue	552	18	—	1,457

2019
Royalty Revenue	2,964	—	—	705
Non-cash royalty revenue related to the sale of future royalties	1,748	16	352	2,914
Total Inavir royalty revenue	4,712	16	352	3,619

2020 (through September 30)
Royalty Revenue	2,769	—	—	unknown
Non-cash royalty revenue related to the sale of future royalties	34	238	263	unknown
Total Inavir royalty revenue	2,803	238	263	unknown

Form 10-Q for the quarterly period ended June 30, 2020

Management’s Discussion and Analysis, page 20

Financial Operations Overview, page 23

2.

We note your statement on page 24 that your preclinical research activities in the six months ended June 30, 2020, have related principally to COVID-19 and to your customer service contract. We note the table provided on page 79 of the December 31, 2019 Form 10-K and page 22 of the March 31, 2020 Form 10-Q that disaggregates external research and development expenses by program, including Preclinical research and process development costs. Please provide a table similar to the one provided on page 79 of your December 31, 2019 Form 10-K in your future filings as it will help readers better understand the changes in such expenses and how such changes align with your focused business and operational activities. Given your narrative emphasis on your research activities related to a COVID-19 vaccine, tell us how you considered separately quantifying the research expenses related to those efforts in your table or related narrative disclosure.

We will reinstate the tabular disaggregation of our clinical expenses by program in future filings.

Prior to 2020, we did not track our pre-clinical research expenses on a program-by-program basis except to the extent necessary for contract billing or revenue recognition. It is only our clinical costs that we have historically tracked on a program-by-program basis and are able to accurately quantify. Such costs represented less than five percent (5%) of our total research and development expenses in the six months ended June 30, 2020, and we believed that the tabular disclosure would not be meaningful to an investor’s investment decision with respect to Vaxart’s securities. Therefore, we replaced the table with a narrative about the focus of our pre-clinical activities. However, we will provide a breakdown for our 10-K for the fiscal year ended December 31, 2020, in which we will provide data for the three years ended December 31, 2020 with a summary of pre-clinical activities and third-party costs for clinical activities.

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

January 8, 2021

Please direct any comments or inquiries regarding the foregoing to me at (650) 550-3500 (telephone) or (917) 453-9105 (facsimile).

Very truly yours,

/s/ Andrei Floroiu
Andrei Floroiu
President and Chief Executive Officer